Exhibit (a)(5)(F)

Monex Group Commences Tender Offer for All Outstanding Shares of Common Stock of TradeStation Group, Inc.

TOKYO, May 11, 2011 - Monex Group, Inc. (“Monex”: TSE Code 8698 TSE 1st section, Oki Matsumoto Representative Director, Chairman and CEO) announced the commencement of a tender offer, through its wholly-owned subsidiary in the United States, Felix 2011 Acquisition Sub, Inc. (the “Acquisition Subsidiary”), for all outstanding shares of common stock of TradeStation Group, Inc. (NASDAQ: TRAD, hereinafter “TradeStation”), for $9.75 per share, net to the seller in cash, without interest and less any required withholding taxes, on May 10, 2011 (EDT).

The tender offer is being made pursuant to an Agreement and Plan of Merger among Monex, the Acquisition Subsidiary and TradeStation, which Monex announced on April 21, 2011 in the press release titled “Monex Group to Acquire TradeStation Group, Inc., a leading US online brokerage firm, Through A Friendly Cash Tender Offer”. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 7, 2011. The Acquisition Subsidiary may extend the offer. If the offer is extended, the Acquisition Subsidiary and Monex will inform the depositary for the offer and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Following the consummation of the tender offer, if the Acquisition Subsidiary acquires a majority, but less than 80%, of the total outstanding shares of common stock of TradeStation through the tender offer, the Acquisition Subsidiary has an option to purchase from TradeStation, at a price per share equal to the offer price paid in the tender offer, up to a number of newly issued shares of common stock of TradeStation that would, together with the shares acquired in the tender offer, constitute one share more than 80% of the outstanding shares of common stock of TradeStation on a fully diluted basis, but not less than one share more than 80% of the outstanding shares on a non-fully diluted basis (the “Top-Up Option”). In the event that Monex directly or indirectly owns at least 80% of the outstanding shares of common stock of TradeStation after completion of the tender offer, any exercise of the Top-Up Option and any other acquisition of shares, TradeStation and the Acquisition Subsidiary will merge without a meeting of TradeStation’s shareholders. In the event the tender offer is consummated, but the Acquisition Subsidiary has not acquired at least 80% of the outstanding shares of TradeStation common stock in the tender offer, through the exercise of the Top-Up Option or otherwise, then TradeStation will hold a shareholders’ meeting to approve the merger and the other transactions contemplated by the Agreement and Plan of Merger. Following the merger, TradeStation will become a wholly-owned subsidiary of Monex.

Contact:	Michiyo Kubota
Corporate Communications
Monex Group, Inc.
+81-3-6212-3750

This document is a English translation in substance of a Japanese announcement made on the date above. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the United States.

Legal Notices and Disclaimers

This press release is for informational purposes only and does not constitute an offer to purchase shares of TradeStation common stock, a solicitation to sell such shares or a Solicitation/Recommendation Statement under the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, letter of transmittal and related tender offer documents) filed by Monex and Purchaser with the SEC on May 10, 2011. In addition, on May 10, 2011, TradeStation filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. These documents contain important information and shareholders of TradeStation are strongly advised to carefully read these documents before making any decision regarding tendering their shares. The Offer to Purchase and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of TradeStation at no expense to them. These documents may be obtained at no charge at the SEC’s website at www.sec.gov. The Tender Offer Statement and related materials also may be obtained at no charge by directing a request by mail to the information agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834.

Forward-looking Statements

This material contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other “forward-looking” information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include uncertainties as to the TradeStation tender offer: the timing of the tender offer; uncertainties as to how many of TradeStation’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived, including that a governmental or regulatory authority may prohibit, delay or refuse to grant approval for the consummation of the transactions; the effects of disruption from the proposed transactions making it more difficult to maintain relationships with employees, customers and/or other business relationships; and other business effects, including the effects of industry, regulatory, economic and/or market conditions that are outside of Monex’s or TradeStation’s control.

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Contact:	Michiyo Kubota
Corporate Communications
Monex Group, Inc.
+81-3-6212-3750

This document is a English translation in substance of a Japanese announcement made on the date above. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the United States.

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